Suite 1630, 1177 West Hastings Street
Vancouver, British Columbia, Canada, V6E 2K3
Telephone No.: +1 844-601-0841

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Fury Gold Mines Limited ("Fury Gold" or the "Company") will be held virtually at www.agmconnect.com/Fury2024 on June 26, 2024 at 11:00 a.m. (Toronto time) for the following purposes:

1. to receive and consider the recently filed audited consolidated audited financial statements of the Company for its fiscal year ended December 31, 2023;

2. to elect directors of the Company for the ensuing year;

3. to appoint auditors of the Company for the ensuing year;

4. to transact such other business, if any, as may properly come before the Meeting.

The Company's Management Information Circular (the "Information Circular") dated May 14, 2024, accompanies this Notice of Annual General Meeting (the "Notice").  The Information Circular contains further particulars of matters to be considered at the Meeting.  The Meeting may also consider any permitted amendment to or variation of any matter identified in this Notice, and may transact such other business as may properly come before the Meeting or any adjournment thereof. The Annual Financial Statements are available for download from the Company's website and its SEDAR+ profile at www.sedarplus.ca and at www.agmconnect.com/fury2024. Paper copies can be requested by contacting AGM Connect by emailing support@agmconnect.com.  Shareholders will require their voter ID and meeting code to be verified. As of the date of this Information Circular, the Company does not anticipate that any other matters will come before the Meeting and the Company would be required to make additional disclosure should it later decide that any material matter needs to be brought before shareholders.

Fury Gold is conducting the Meeting online by virtual webcast. Shareholders and duly appointed proxyholders must register to attend the Meeting and should review the section "Attending the Meeting" in the Information Circular which section has the instructions on how to register to attend the Meeting online at www.agmconnect.com/fury2024 where they can participate, vote, or submit questions during the Meeting's live webcast.

Notice-and-Access

The Company has elected to use the notice-and-access model set out in National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (together "Notice-and-Access Provisions") for delivery of proxy materials relating to this Meeting.  The Notice-and-Access Provisions allow the Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials (together, the "Proxy Materials") online on the Company's website. Under Notice-and-Access Provisions, instead of receiving paper copies of this Notice and the Information Circular, registered Shareholders of the Company will receive the form of Notice and Access Notification (the "Notification") and the form of proxy (the "Proxy") relevant for the Meeting.  In the case of the Company's non-registered (beneficial) Shareholders, they will receive the Notification and a voting instruction form (the "VIF").  The Proxy/VIF enables Shareholders to vote by proxy.  Before voting, Shareholders are reminded to review the Information Circular online by logging onto the website access page via the URL address provided and following the instructions set out below.  Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the Annual Financial Statements and Annual MD&A are posted on the Company's website at https://furygoldmines.com/investors/agmmaterials/ and are filed on SEDAR+ under the Company's profile at www.sedarplus.ca.

If you do not wish to download information, paper copies of the Information Circular and Financial Statements can be obtained on request through the below contact information.

Any Shareholder unable to download a copy from www.sedarplus.ca may request a paper copy of the Information Circular and form of proxy and Financial Statements be mailed to them, at no cost by:  contacting the Company at Suite 1630 - 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 or by calling Tel: +1 844-601-0841. All Shareholders may email AGM Connect at support@agmconnect.com in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 11:00 a.m. (Toronto Time) on June 24, 2024 (the "Proxy Deadline"), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 17, 2024.  Under Notice-and-Access Provisions, Proxy Materials must be available for viewing from the date of posting and for 1 year following the Meeting.  Shareholders may request a paper copy of the Information Circular from the Company at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as 'stratification' in relation to its use of Notice-and-Access.  Stratification occurs when a reporting issuer, while using Notice-and-Access Provisions, also provides a paper copy of the Information Circular to some of its shareholders with the notice package.  In relation to the Meeting, all Shareholders will receive only the notice package, which must be mailed to them pursuant to Notice-and-Access Provisions, and which will not include a paper copy of the Information Circular.

The Information Circular contains details of matters to be considered and voted on at the Meeting.  Please review the Information Circular before voting.

Virtual Meeting

This year, the Company will be holding the Meeting by live audio webcast only. Shareholders will be able to participate in the Meeting and vote their Common Shares while the virtual Meeting is being held.  Shareholders will not be able to attend the meeting in person. The Company hopes that hosting the Meeting using the AGM Connect platform will help enable greater participation by allowing Shareholders from all geographical locations to attend the meeting.

Shareholders who are unable to attend the Meeting and who wish to ensure that their Common Shares will be voted at the Meeting are asked to complete, date, and sign the form of proxy enclosed with the Notice-and-Access Notification mailed to them, or another suitable form of proxy, and physically or electronically deliver it, for receipt by 11:00 a.m. (Toronto time) on June 24, 2024, in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the VIF enclosed with the Notice-and-Access Notification mailed to them to ensure that their Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account or through another intermediary, you are a non-registered Shareholder.

Dated at Vancouver, British Columbia, May 14, 2024.

BY ORDER OF THE BOARD

"Forrester ("Tim") Clark"

Tim Clark
Chief Executive Officer ("CEO") and Director